UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Connect Invest II LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11466

Nevada (State or other jurisdiction of incorporation or organization)	85-3754690 (I.R.S. Employer Identification No.)

6700 Via Austi Parkway, Suite E Las Vegas, Nevada (Address of principal executive offices)	89119 (Zip Code)

(866) 795-7558
Registrant’s telephone number, including area code

Notes
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the status of borrowers, the ability of borrowers to repay real estate loans and the plans of borrowers;

•	expected rates of return and interest rates;

•	the attractiveness of our lending platform;

•	our financial performance;

•	the impact of our new structure on our financial condition and results of operations;

•	the availability and functionality of the trading platform;

•	our ability to retain and hire necessary employees and appropriately staff our operations;

•	our intellectual property;

•	legislative or regulatory changes impacting our business or our assets (including changes in the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Overview

Connect Invest is a Nevada limited liability company that operates as a real estate lender that raises capital used to fund real estate loans made to third-party borrowers. We operate in the space known as “social lending.” We were organized in Nevada in October 2020. We fund real estate loans made to third party borrowers originated by Ignite Funding, LLC, an affiliate of Connect Invest (“Ignite”). Both the Company and Ignite are managed by I-Management Group LLC.

Ignite, which commenced operations in 1995, is a licensed mortgage broker, and as of December 31, 2022, Ignite has originated over 1,258 real estate-related loans with an aggregate principal amount of approximately $1.435 billion. Over the past five years, Ignite has funded approximately $974 million in aggregate principal amount of real estate loans, with maturities ranging from three months to 18 months and an average loan payoff of ten months. The default rate on Ignite’s real estate loans over the five years ended December 31, 2022 is approximately $20.7 million, or 2.12%, with an aggregate loss of principal of only $3,007,379.60 or .31%.

Our business objective is to operate the Connect Invest platform to fund real estate loans made to commercial home builders and other commercial real estate developers whose financing needs are typically not met by traditional mortgage lenders. The Connect Invest platform operates online only. Connect Invest’s registration, processing and payment systems are automated and electronic. Connect Invest requires the use of electronic payments as the means to remit cash payments on outstanding Notes. Connect Invest has no physical branches and no deposit-taking and interest payment activities. Connect Invest expects to fund commercial real estate loans made to borrowers initially identified by Ignite in the western United States.

Connect Invest generates revenue through interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate and interest payable on the Notes.

After Ignite receives a loan request from a borrower, it will initially verify and value the real estate collateral that will secure the proposed loan and then obtain the borrower’s credit profile to determine if the prospective borrower qualifies for our platform. Connect Invest does not have a minimum net worth requirement for a prospective borrower; instead, it relies heavily on the quality of the collateral and the strength of the borrower based on its experience, track record and reputation as a borrower in the subject community. As part of its evaluations process, Ignite reviews the following characteristics of each loan (the “Origination Criteria”):

•	The loan-to-value or loan-to-cost ratio;

•	The term of the loan;

•	The length of time the borrower has been in business;

•	The existence of any prior borrowing relationship with Ignite;

•	The purpose of the loan;

•	The existence of any guarantee;

•	The existence of any extension option; and

•	The ratio of the borrower’s outstanding debt to total indebtedness owed to Ignite.

Borrowers must identify their intended use of real estate loan proceeds in their initial loan request.

Connect Invest expects to attract investors to its website, www.connectinvest.com, through a variety of sources. Connect Invest will drive traffic through referrals from other parties (which include online communities, social networks and marketers), through search engine results and through online and offline advertising.

The Online Social Lending Industry

Online social lending is a relatively new approach to commercial finance. Social lending uses an Internet-based network to provide investors access to investment opportunities, such as the real estate loans, in which they would not otherwise be able to participate. The provider of the lending platform generally provides transactional services for the online network. Online social lending also entails significantly lower operating costs compared to traditional banking and commercial finance institutions because there are no physical branches and related infrastructure, no deposit-taking and interest payment activities and extremely limited loan underwriting activities.

We view real estate lending delivered through an online social platform as an important new market opportunity. Key drivers of social lending include the following:

•	the possibility of attractive interest rates for investors;

•	the possibility for all investors to help each other by participating in the platform to their mutual benefit; and

•	growing acceptance of the Internet as an efficient and convenient forum for commercial transactions.

Market Opportunity

We believe there is a significant market opportunity to fund mortgage loans for commercial home builders and other commercial real estate developers whose financing needs are typically not met by traditional mortgage lenders. Due to restrictive underwriting standards and substantial lead time required by traditional mortgage lenders, such as commercial banks, many potential borrowers have been unable to obtain such financing or unwilling to complete the lengthy process often required by traditional lenders. As a funding source for non-conventional loans, we are more willing to fund projects that conventional lenders may not deem creditworthy, including acquisition of raw and unimproved land and infrastructure development. Because of the increased risks associated with these types of loans, we expect that borrowers will be willing to pay interest rates that are generally 500 to 1,000 basis points above the rates charged by conventional lenders such as banks and insurance companies. For example, if conventional lenders are charging an interest rate of 5%, a borrower whose needs cannot be met by a conventional lender may be willing to pay an interest of 10% to 15%.

Marketing

Connect Invest’s marketing efforts are designed to attract investors to its website, to enroll them as investors and to close transactions with them. Connect Invest believes there are significant opportunities to increase the number of investors who use its platform through additional marketing initiatives. Connect Invest employs a combination of paid and unpaid sources to market its platform. Connect Invest also invests in public relations to build its brand and visibility. Connect Invest is constantly seeking new methods to reach more potential investors.

Connect Invest expects to continuously measure website visitor-to-investor conversion. Connect Invest tests graphics and layout alternatives in order to improve website conversion. Connect Invest will also seek to customize the website to its investors’ needs whenever possible. Connect Invest carefully analyzes visitor website usage to understand and overcome barriers to conversion.

How the Connect Invest Platform Operates

New Investor Registration

The first step in using Connect Invest’s platform is new investor registration. During registration, investors establish online screen names. New investors must agree to the terms and conditions of Connect Invest’s website, including agreeing to conduct transactions and receive disclosures and other communications electronically. All investors, in addition to meeting Connect Invest’s financial suitability requirements:

•	must be U.S. citizens or permanent residents;

•	must be at least 18 years old;

•	must have valid email accounts;

•	must have U.S. social security numbers; and

•	must have an account at a financial institution with a routing transit number.

During investor registration, Connect Invest verifies the identity of investors by comparing supplied names, social security numbers, addresses and telephone numbers against the names, social security numbers, addresses and telephone numbers in the records of a consumer reporting agency, as well as other anti-fraud and identity verification databases. Each investor is also required to provide Connect Invest with such information as Connect Invest reasonably requires so that it can verify the “qualified purchaser” status of each investor. Connect Invest also requires each new investor to supply information about the investor’s bank account including routing numbers. Potential investors must also enter into a note purchase agreement (the “Note Purchase Agreement”) with us, which will govern all purchases of Notes the investor makes through Connect Invest’s platform.

Ignite Real Estate Loan Administration

General

Initially, Connect Invest will only fund loans originated by Ignite. Connect Invest may in the future, however, enter into loan funding agreements with other loan originators or loan aggregators. In that event, the loans Connect Invest funds may have different characteristics than the loans identified by Ignite. Prospective borrowers submit to Ignite loan requests through the completion of a loan request summary that contains, among other things, the amount of the real estate loan, including prepaid finance charges, a calculation of the loan payment, including the amount of the monthly interest payment and the maturity date, and a general description of the type of collateral for the loan. Loan requests may range from $100,000 to $10 million. Connect Invest may fund multiple real estate loans to a single borrower, but each real estate loan will be secured by a separate real estate project.

Origination Criteria

Ignite will continuously seek to identify prospective third-party borrowers and originate real estate loans to be funded. Connect Invest’s investors will not be entitled to act on any proposed real estate loan. In evaluating funding opportunities, Ignite places more emphasis on the underlying collateral value rather than the general credit worthiness of the borrower. Ignite will also obtain title reports and title policies on the property, as well as proof of general liability, hazard and builder’s risk insurance, as applicable. As part of the evaluation process, Ignite also requires all prospective borrowers to provide financial statements and tax returns. In addition, Ignite will obtain a credit report on the borrower from a national credit reporting agency.

In evaluating prospective real estate loans, Ignite will also conduct substantial due diligence and consider several investment guidelines, including, without limitation, the following:

•	Funding the entire principal amount of the real estate loans.

•	Generally, the first lien status of the real estate loans.

•	Evaluating each real estate loan based on specific loan-to-value (“LTV”) or loan-to-cost (“LTC”) ratios relating to the type of real estate loan being made. The LTV ratio compares the total amount being borrowed to the value of the property as supported by an appraisal, comparable sales prices, or other accepted valuation methodology. The LTC compares the total amount being borrowed to the borrower’s cost basis in the subject property. We will obtain an appraisal for every real estate loan. We may also use other valuation methodologies in our valuation analysis. We do not intend to fund real estate loans that have an LTV or LTC ratio greater than 80%; however, the Manager has the discretion to authorize the funding of such loans on a case-by-case basis.

Type of Collateral	Expected Maximum Loan-to-Value Ratio
Raw and unimproved land	Generally 65%
Property under development	Generally 70% (of anticipated post-development value)
Construction	Generally 75% (of anticipated post-construction value)
Commercial property	Generally 80% (of anticipated income levels)

•	Requiring no minimum net worth requirement for a prospective borrower; instead, Ignite relies heavily on evaluating the strength of the borrower based on its experience, track record and reputation as a borrower in the subject community. The established strength of the borrower provides insight into a borrower’s ability to fulfill the proposed exit strategy and anticipated holding period necessary for a strategic disposition of the property.

•	Requiring each prospective borrower and any guarantor to provide tax returns and financial statements for the prior two years for Ignite to evaluate the strength of the borrower and the personal guaranty.

•	Requiring income-producing properties to generally have a debt service coverage ratio of 1.25:1, which is typically achieved if the property has at least a 60% occupancy rate.

•	Analyzing the property securing a potential investment for the possibility of capital appreciation or depreciation.

•	Requiring a review of the status and condition of the recorded title of the property.

•	Focusing primarily on geographic locations in the Western United States, which is where Ignite believes it possesses the requisite market knowledge, although there are no geographic limitations on the opportunities Ignite will consider.

Connect Invest may fund real estate loans with higher LTV ratios if the loan is supported by credit adequate to justify such higher ratio, including personal guarantees. Occasionally the collateral may include personal property as well as real property. Connect Invest does not have specific requirements with respect to the projected income or occupancy levels of a property securing its investment in a loan. The expected LTV ratios do not apply to financing offered to the purchaser of any real estate acquired through foreclosure, or to refinance an existing development or construction loan that is in default when it matures. In those cases, Connect Invest may accept any reasonable financing terms it deems to be commercially reasonable.

An independent property valuation will be obtained for the assets securing each of the real estate loans. LTV ratios are based on sales comparables or other accepted valuation methodologies at the time of funding and may not reflect subsequent changes in value. No sales comparables or other accepted valuation methodologies may be dated more than 12 months prior to the funding date of the loan.

A part of our business strategy is to provide financing to acquirers or developers of real estate, mostly in the form of short-term, bridge loans, which necessitate underwriting standards that are less restrictive than traditional mortgage lenders and a loan approval process that is faster than traditional lenders. Substantially all of the real estate loans that Connect Invest funds are expected to be “balloon payment” loans, which are loans requiring the payment of all principal at the maturity of the loan. Balloon payment loans are non-investment grade and, therefore, carry a high risk of default. Balloon payment loans are also riskier than amortizing loans because the borrower’s repayment depends on its ability to refinance the loan or sell the property.

We anticipate that a majority of the real estate loans that we fund will consist of “interest-carry” mortgage loans, meaning the borrower will be provided with sufficient financing to enable it to make the interest payments during the term of the loan. We believe that in many cases these real estates are riskier than the mortgage loans made by commercial banks. However, in return we expect to receive a higher interest rate on these real estate loans than more traditional lenders. We have instituted measures designed to mitigate the risks associated with these real estate loans, such as imposing a lower loan-to-value ratio with respect to loans we determine to be more risky (thereby providing a larger equity cushion if real estate values decline).

Connect Invest intends to fund loans to borrowers primarily in the western United States.

Interest Rates

After the borrower has completed the loan application process and Ignite has determined to continue the origination process, an interest rate is then assigned to the loan request. Ignite establishes the interest rates on a loan-by-loan basis after evaluating several different factors relating to the applicable real estate loan. The factors considered by Ignite in determining the interest include the following:

•	Type/purpose of the loan - Unentitled raw land - Entitled raw land - Development - Construction/redevelopment

•	Term of the loan

•	Length of optional extension terms

•	Loan-to-Cost/Loan-to-Value

•	Length of time that borrower has been in business

•	Personal guarantee

•	Years borrowing though Ignite/payment history

In addition to these factors, Ignite will evaluate the level of competition for making the loan, both as to the borrower and the assets. Ignite is involved in a highly competitive industry, so, on occasion, Ignite will discount the interest rate that it would otherwise apply to a particular real estate loan in order to assure that it will have the opportunity to originate the loan.

Standard Terms of the Real Estate Loans

All real estate loans will be secured by real estate owned by the borrowers and will have fixed interest rates and maturities ranging from six months to three years. The real estate loans will provide for monthly interest payments, with all principal due at maturity of the loan, and may be repaid in whole or in part at any time without prepayment penalty. In the case of a partial prepayment, the dollar amount, but not the rate, of the borrower’s monthly interest payment will be reduced.

Post-Closing Loan Servicing

Ignite will service the real estate loans pursuant to the terms of the applicable Servicing Agreement. See “—Servicing Agreement.” Ignite’s servicing procedures on the real estate loans generally involve it transferring payments received from the borrowers under the real estate loans to Connect Invest by ACH transfer. Such funds are then transferred by Connect Invest to a clearing account in its name where they remain until the amounts clear.

Collection Process

Under the terms of the Servicing Agreement, Ignite will initiate collection procedures in the event of a borrower default under the terms of the applicable real estate loan. See “ — Servicing Agreement.” When a real estate loan is past due and payment has not been received within 10 days of the due date, Ignite will contact the borrower to request payment. After a 10-day grace period, Ignite may, in its discretion, assess a late payment fee. The amount of the late payment fee is up to 15% of the unpaid installment amount or such lesser amount as may be provided by applicable law. This fee may be charged only once per late payment. During this 10-day grace period, Ignite may also work with the borrower to structure a new payment plan in respect of the real estate loan. Any such modification to the payment terms of a real estate loan will not require the consent of any holder of the Notes.

Following the expiration of the applicable grace period (whether as a result of the borrower’s failure to timely make an interest or principal payment, Ignite will notify Connect Invest (along with any other party providing funding for such real estate loan) as to Ignite’s evaluation through communication with the borrower to determine the most optimal outcome. The optimal outcome may include, but is not limited to; loan term modification and/or forbearance of interest or payoff received, negotiation of Deed in Lieu or to proceed with foreclosure by filing a Notice of Default, which process and timeline is dictated by state laws governed by the location of the real estate. Ignite will evaluate and provide all options available to lenders through a ballot vote, which requires 51% of the majority loan amount to determine the course of action taken by Ignite on behalf of the lenders.

A Loan Modification and/or Forbearance Agreement may extend the loan term (Initial Maturity Date) delaying foreclosure proceedings and allowing borrower payments to be suspended or modified for a designated period. Loan modification and/or forbearance may be considered as an optimal resolution should the borrower require a limited timeframe to resolve the delinquency without future action required.

The consideration for a Deed in Lieu is not typically the optimal resolution as it requires lenders to release the borrower and Guarantors from their obligation under the Note and acquire the unknown liabilities associated with the real estate upon transfer of ownership. This process does however reduce cost and the timeframe of completing the foreclosure proceedings.

If the borrower is unwilling to enter into a Deed in Lieu of foreclosure within the designated time period or if Ignite determines that process is not advisable, Ignite will, if authorized by the Majority Lenders, commence foreclosure proceedings with respect to the real estate collateral by filing a Notice of Default on the property. The borrower will then have a cure period, generally between 90 and 120 days, depending on the laws of the state in which the property is located, during which the borrower can pay all amounts due under the real estate loan. Following the termination of the cure period, Ignite will foreclose on the property in accordance with the laws of the applicable state, which typically require some form of “Trustee Sale” process be undertaken. During this period, the borrower may file for bankruptcy or initiate some other form of litigation against Ignite or Connect Invest to delay or prevent the foreclosure of the property.

Upon the execution of a Deed in Lieu of foreclosure or the successful completion of the foreclosure process, the parties providing funding for the real estate loan, including Connect Invest, will have title to the real estate assets securing the defaulted real estate loan. Ignite will then evaluate the optimal way to monetize the property to provide Connect Invest with funds to repay the Notes. Among the alternatives that would be available to Ignite, with the approval of the Majority Lenders, are selling, leasing or refinancing the property. Ignite will select the alternative that it believes gives it the highest probability to secure funds sufficient to repay the applicable Notes, subject to the approval of the Majority Lenders, which would consist solely of Connect Invest if it has funded at least 51% of the applicable real estate loan. Investors will be provided status updates on the collection process through monthly investor account statements, Connect Invest web site and specific e-mail correspondence.

Ignite’s normal collection process changes in the event of a borrower bankruptcy filing. When Ignite receives notice of the bankruptcy filing, as required by law, it ceases all payments on the real estate loan. Ignite also defers any other collection activity. The status of the real estate loan switches to “bankruptcy.” The bankruptcy action results in an automatic stay of any action by a creditor, which prevents the real estate collateral from being transferred or sold. Automatic stays are injunctions that prevent most forms of debt collection that go into effect immediately upon filing for bankruptcy. Ignite then will begin legal proceedings to obtain a Lift Stay to remove the property from the bankruptcy injunction. The Lift Stay process generally takes 30 to 60 days, as it requires a notice to be filed and a court hearing. The court may rule in one of two ways: in favor of Ignite and remove the property from the bankruptcy, thus allowing Ignite to proceed with the foreclosure, or grant the borrower additional time to sell the property, thus providing the borrower with the protection of the bankruptcy action.

Servicing Agreement

General. Ignite has agreed to service each real estate loan pursuant to the terms of its Servicing Agreement with Connect Invest. Pursuant to the terms of the Servicing Agreement, Ignite is always required to use commercially reasonable efforts to service and collect the real estate loans in accordance with industry standards customary for loans of the same general type and character. This standard of care applicable to Ignite under the Servicing Agreement is called the “Servicing Standard.” Subject to the Servicing Standard, Ignite has full power and authority to take any actions in connection with the servicing and administration of the real estate loans that it deems to be necessary or desirable, provided that any amendment or modification of the terms of any real estate loan requires the prior approval of Connect Invest. Ignite may act alone or through agents but will remain responsible for the proper performance of its duties by any agents it appoints. The receipt payments on the real estate loans by Connect Invest will be dependent upon the performance by Ignite of its duties under the Servicing Agreement.

Subject to the Servicing Standard, Ignite is responsible for protecting the interest of Connect Invest in the real estate loans by dealing effectively with borrowers who are delinquent or in default. Ignite is required to maintain an adequate accounting system that will immediately identify delinquent loans and to maintain procedures for sending delinquent notices, assessing late charges and preparing individual analyses of distressed or chronically delinquent real estate loans. Ignite has sole discretion to determine (1) the timing and content of communications sent to delinquent borrowers and (2) when and whether to refer a delinquent loan for collection, initiate legal action to collect a delinquent loan, sell a delinquent loan to a third party or accelerate the maturity of a delinquent loan that is at least ninety (90) days past due. Ignite is authorized to select and engage on Connect Invest’s behalf, but subject to Ignite’s oversight and responsibility, any collection agency to which any delinquent loan is referred for collection and to determine the amount of its compensation (which shall not, however, exceed 6% of the amount of any recoveries obtained, in addition to any legal fees and transaction fees associated with payment processing incurred in the collection effort). Ignite will be deemed to have undertaken commercially reasonable servicing and collection efforts if it refers a delinquent loan to a collection agency within five business days after such loan first became thirty (30) days past due.

Subject to the Servicing Standard and the approval of Connect Invest, Ignite may waive, modify or vary any non-material terms of any real estate loan, consent to the postponement of strict compliance with any such term or grant a non-material indulgence to any borrower. Notwithstanding the foregoing, in the event that any real estate loan is in default or, in the judgment of Ignite, such default is reasonably foreseeable, or Ignite otherwise determines that such action would be consistent with the Servicing Standard, and provided that Ignite has received the prior approval of Connect Invest, Ignite may also waive, modify or vary any term of any real estate loan (including material modifications that would change the interest rate, defer or forgive the payment of principal or interest, change the payment dates or change the place and manner of making payments on such real estate loan), accept payment from the related borrower of an amount less than the principal balance in final satisfaction of such real estate loan or consent to the postponement of strict compliance with any term or otherwise grant any indulgence to any borrower. The modifications contemplated by this servicing provision would be in situations, common to loan servicing industry practices, where a reasonable forbearance or extension of time for payment to be received would prevent a borrower from defaulting entirely on the loan or filing for bankruptcy. From the Note holders’ perspective, such modifications would only be employed in situations where a greater loss would be avoided.

Any such actions taken by Ignite in relation to any real estate loan will not require the approval of the holders of the related Notes and will, nonetheless, be binding on the holders of the related Notes and may reduce the amount of payments to be made on such Notes or result in no further payments being made.

Servicing Fees. The borrower under each real estate loan will pay to Ignite a servicing fee relating to the services provided by Ignite under the Servicing Agreement in an amount initially equal to 0.50% of the original principal amount of such borrower’s real estate loan, subject to adjustment from time to time to reflect market conditions.

Exculpation and Indemnity. Ignite will not be liable under the Servicing Agreement to Connect Invest, any Note holder, any borrower or any other person for any actions it takes or fails to take in connection with the servicing of the real estate loans or for any errors in judgment, except as described below.

Ignite and any of its directors, officers, employees or agents may rely in good faith on any document of any kind that appears to be properly executed and submitted by any person respecting any matters arising in connection with the Servicing Agreement, except to the extent that Ignite knows that such document is false, misleading, inaccurate or incomplete.

Ignite has agreed to indemnify Connect Invest and it officers, managers, employees and agents against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable counsel fees and disbursements), joint or several (collectively, “Damages”), directly or indirectly resulting from:

•	the failure of Ignite to perform its duties under the Servicing Agreement,

•	the material breach of any of Ignite’s representations, warranties, covenants or agreements contained in the Servicing Agreement,

•	the acts or omissions of any permitted subservicer or service provider engaged by Ignite to service the real estate loans in accordance with the Servicing Agreement, and

•	any infringement or misappropriation by Ignite of any patent, copyright, trademark, servicemark, trade secret or other proprietary right of any other person;

provided, however, that Ignite will not be responsible for any Damages resulting from:

•	the failure of Connect Invest to perform its duties under the Servicing Agreement (unless such failure resulted from the actions or omissions of Ignite),

•	the material breach of any of Connect Invest’s representations, warranties, covenants or agreements contained in the Servicing Agreement (unless such breach resulted from the actions or omissions of Ignite),

•	the origination, making, funding, sale or servicing of any real estate loans or Notes following the termination of the Servicing Agreement,

•	the absence or unavailability of any books, records, data, files or other documents relating to a real estate loan, unless resulting from Ignite’s actions or omissions, or

•	compliance with any instructions of Connect Invest if such instructions did not comply with applicable law.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. You should not place undue reliance on forward-looking statements, and you should consider carefully the statements made elsewhere in this Annual Report that identify important factors that could cause actual outcomes to differ from those expressed or implied in our forward-looking statements, and that could materially and adversely affect our business, operating results and financial condition.

This Management’s Discussion and Analysis should be read together with the financial statements and notes thereto, included elsewhere in this Annual Report.

Overview

We are a real estate lender that raises capital used to fund real estate loans made to third-party borrowers. We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were organized in Nevada in October 2020 and have a limited operating history. We are currently offering three series of Notes, with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from the issuance of the Notes.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest was organized in October 2020, and as of December 31, 2022, we have sold $3,865,762 in aggregate principal amount of Notes and have funded real estate loans in an aggregate principal amount of $3,331,500. We will use all the proceeds from the issuance of the Notes to fund the real estate loans. We will generate revenue from interest earned on our loans held for investment.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes to conduct its proposed operations. As of December 31, 2022, the Company has issued $2,766,948.97 in aggregate principal amount of Notes and its total operating assets consist of $102,930.75 in cash and $2,671,500 in loans receivable. Connect Invest may from time to time incur indebtedness to lend to borrowers for real estate loans originated by Ignite. Pursuant to the terms of the Company’s operating agreement, the members of the Company are required to make capital contributions in order to provide the funds necessary to pay the costs of our offering of the Notes.

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

Item 3.	Directors and Officers

MANAGEMENT

Executive Officers and Managers

We operate under the direction of the Manager, which is responsible for directing the management of our business and affairs. As a result, we have no employees. See “The Manager and the Management Agreement.”

The following table sets forth information regarding our executive officers and managers (which we refer to herein as “directors”) as of December 31, 2022:

Executive Officers and Managers(1):
Name	Age	Position(s)
Todd B. Parriott	52	Chairman of the Board and Chief Executive Officer
Greg Phillips	38	Manager
Jay Cunningham	53	Manager

______________

(1) The address of each executive officer and manager is 6700 Via Austi Parkway, Suite E, Las Vegas, NV 89119.

Todd B. Parriott

Mr. Parriott is a manager and Chief Executive Officer of the Company. Mr. Parriott was appointed as a manager in October 2020. Mr. Parriott has been a manager of and President and Chief Executive Officer of CM Group since November 2007 and President and Chief Executive Officer of 2020 Capital since April 2011. Mr. Parriott graduated with a Bachelor of Science degree in Marketing from the University of Nevada, Las Vegas in 1994.

Greg Phillips

Mr. Phillips was appointed as a manager of the Company in September, 2021. Since March 2011, Mr. Phillips has served as in-house counsel for a national technology platform enabling online sales of real estate and has broad experience in the areas of developing technology platforms, real estate transactions, and default mortgage servicing. He graded with a Bachelor of Arts degree from the University of Southern California, Los Angles, in 2006. Mr. Phillips graduated with a Juris Doctor degree from the University of Southern California in 2010 and is an active member of the California bar.

Jay Cunningham

Mr. Cunningham was elected to our board of directors in September, 2021. Mr. Cunningham is a Principal and Senior Global Research Analyst with Aristotle Capital Management.  He has been with Aristotle since 2013.  Prior to that, Mr. Cunningham was with Metropolitan West Capital Management in Newport Beach, CA. as a SVP and Senior Analyst from 2005 through 2012. Prior to 2005, Mr. Cunningham was with Hibernia Southcoast Capital, AIM Investments, and Retirement Systems of Alabama.  Mr. Cunningham graduated from the University of Alabama with a BA in Communications, received his MBA from Auburn University, and is a CFA charter holder.

Board Composition and Election of Directors

Our board of directors currently consists of three members, two of which are independent. An “independent director” is a person who is not one of our officers or employees or an officer or employee of Ignite or its affiliates and has not been so for the previous two years. Holders of the Notes offered through our platform will have no ability to elect or influence our directors or approve significant corporate transactions, such as a merger or other sale of our company or its assets.

We operate under the direction of our board of directors, the members of which are accountable to our stockholders as fiduciaries. The board is responsible for the management and control of our affairs.

Each director will serve until the next annual meeting of members and until his successor has been duly elected and qualified. Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Unless filled by a vote of the stockholders as permitted by Nevada law, a vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director will be filled by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by a committee consisting solely of all of our independent directors.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of the various committees of the board, which committees we describe below, we expect our directors to hold at least four regular board meetings each year. Our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity.

Director Independence

Because our common stock is not listed on a national securities exchange, we are not required to maintain a board consisting of a majority of independent directors or to maintain a nominating committee or compensation committee consisting solely of independent directors. Our board of directors has not analyzed the independence of our directors under any applicable stock exchange listing standards. Holders of the Notes have no ability to elect or influence our directors.

Board Committees

Our board of directors may delegate many of its powers to one or more committees. As of December 31, 2022, no board committees have been established.

Director Compensation

We compensate each of our independent directors with an annual retainer of $4,000.

Executive Officer Compensation

We do not currently have any employees nor do we intend to hire any employees who will be compensated directly by us. Each of our executive officers is an executive officer of the Manager and will receive compensation for his or her services, including services performed for us on behalf of the Manager, from the Manager. As executive officers of the Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of funding and/or acquisition of real estate loans and monitor the performance of those loans.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements

As permitted by Nevada law, our limited liability company agreement does not prescribe any fiduciary duties for our directors, and as a result, our directors will not be personally liable for monetary damages for acts or omissions that might constitute breaches of fiduciary duties for directors of corporations. Our limited liability company agreement limits the liability of our directors to the fullest extent under applicable law.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

As permitted by Nevada law, our limited liability company agreement also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;
•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors; and
•	we will advance expenses to our directors and officers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be

•	made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our limited liability company agreement are not exclusive.

The Manager and the Management Agreement

The Manager

We operate under the direction of I-Management Group LLC, the Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our financing strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow financing guidelines adopted by the Manager and the acquisition and funding policies set forth in this Offering Circular unless they are modified by our board of directors. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled, subject to approval by our board of directors.

The Manager performs its duties and responsibilities pursuant to a management agreement between the Manager and the Company. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Executive Officers of the Manager

As of the date of this Offering Circular, the executive officers of the Manager and their positions and offices are as follows:

Name	Age	Position
Todd B. Parriott	52	Chief Executive Officer

Responsibilities of the Manager

The responsibilities of the Manager include:

Advisory, Acquisition and Funding Services

•	approve and oversee our overall acquisition and funding strategy, which will consist of elements such as selection criteria, diversification strategies and disposition strategies;
•	adopt and periodically review our acquisition and funding guidelines;
•	structure the terms and conditions of our third-party contractual relationships;
•	enter into service contracts;
•	approve and oversee our debt financing strategies;
•	obtain market research and economic and statistical data in connection with our acquisition and funding objectives and policies;
•	oversee and conduct the due diligence process related to prospective real estate loans; and
•	negotiate and execute approved investments and other transactions.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;
•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;
•	provide financial and operational planning services and portfolio management functions;

•	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
•	maintain all appropriate Company books and records;
•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
•	provide us with all necessary cash management services;
•	evaluate and obtain adequate insurance coverage based upon risk management determinations;
•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;
•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;
•	negotiate terms of, arrange and execute financing agreements;
•	manage relationships between us and our lenders, if any; and
•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and
•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Management Compensation

The Manager will receive a management fee equal to one-twelfth (1/12) of 1% of the aggregate principal amount of the Notes outstanding at the end of each calendar month. The management fee will be payable in arrears no later than the 10th calendar day of the subsequent calendar month. The amount of the fee will not be dependent on the maturity date of the Notes that have been issued; however, to the extent that the Company is unable to issue new Notes following the maturity of previously issued Notes, its management fee for subsequent months will be less than previous months in which a greater principal amount of Notes was outstanding. The Company paid $12,326 in management fees for the year ended December 31, 2022.

Limited Liability and Indemnification of the Manager and Others

Subject to certain limitations, the management agreement limits the liability of the Manager, its officers, members and affiliates for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the Manager, its officers, members and affiliates.

The management agreement provides that to the fullest extent permitted by applicable law the Manager, its officers, members and affiliates will not be liable to us. In addition, pursuant to the management agreement, we have agreed to indemnify the Manager, its officers, members and affiliates to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the management agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of the Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

The management agreement provides that the Manager will serve as our manager for an indefinite term, but that the Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances.

Our board of directors may only remove the Manager at any time with 30 days’ prior written notice for “cause.” “Cause” is defined as:

•	the Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

•	the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager’s actual knowledge of its commission or omission, then the Manager may not be removed; or

•	the dissolution of the Manager.

Unsatisfactory financial performance does not constitute “cause” under the management agreement.

In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding the beneficial ownership of our membership interests as of December 31, 2022, by:

•	each of our directors;
•	each of our named executive officers;
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our membership interests; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Except as otherwise indicated in the footnotes to the table below, all of the interests reflected in the table are membership interests and all persons listed below have sole voting and investment power with respect to the interests beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 1,000 membership interests outstanding as of December 31, 2022.

	Interests Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Officers and Directors
Todd B. Parriott	1,000(1)	100%

_______________

(1) Consists of 1,000 interests owned by Connect Invest Corporation of which Mr. Parriott may be deemed to be the beneficial owner.

	Interests Beneficially Owned
Name of Beneficial Owner	Number	Percentage

5% holders
Todd B. Parriott	1,000(1)	100%
Connect Invest Corp.	1,000	100%

_______________

(1) Consists of 1,000 interests owned by Connect Invest Corporation of which Mr. Parriott may be deemed to be the beneficial owner.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 3 “Related-party Transactions,” in Item 7, Financial Statements.

Item 6.	Other Information

None

Item 7.	Financial Statements

FINANCIAL STATEMENTS

CONNECT INVEST II LLC

DECEMBER 31, 2022 AND 2021

Independent Auditors’ Report

Member

Connect Invest II LLC

Las Vegas, Nevada

Opinion

We have audited the financial statements of Connect Invest II LLC, which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of operations, member’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Connect Invest II LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis For Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities For The Audit Of The Financial Statements section of our report. We are required to be independent of Connect Invest II LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities Of Management For The Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Connect Invest II LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Member

Connect Invest II LLC

Auditors’ Responsibilities For The Audit Of The Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Connect Invest II LLC’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Connect Invest II LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

April 27, 2023

CONNECT INVEST II LLC

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS:
Cash	$102,931	$11,432
Loans Receivable, net of allowance for credit losses	2,656,054	130,555
Interest Receivable	20,842	831
Due from Connect Invest Corporation	7,303	2,100

TOTAL ASSETS	$2,787,130	$144,918

LIABILITIES:
Accounts Payable	$242	$290
3 month CD Payable	—	17,338
6 month CD Payable	1,372,108	74,030
9 month CD Payable	420,151	52,870
12 month CD Payable	199,316	—
24 month CD Payable	775,374	—
Interest Payable	14,216	503
Total Liabilities	$2,781,407	$145,031

MEMBER'S EQUITY/(DEFICIT)	5,723	(113)

TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$2,787,130	$144,918

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY (DEFICIT)

	For the years ended
	December 31,
	2022	2021
REVENUE
Interest income from loans	$143,458	$1,510

COST OF REVENUE
Interest expense on CDs	89,833	850

Net Interest Income	53,625	660
Less: Provision for credit losses	15,001	445
Net interest income after provision for credit losses	38,624	215

EXPENSES

Marketing	200	600
Asset management fees	12,326	68
Licenses and fees	—	350
Professional fees	39,274	37,237
Total Expenses	51,800	38,255

NET LOSS	(13,176)	(38,040)

MEMBER'S EQUITY/(DEFICIT)
Beginning of Year	(113)	(53,002)
Distributions	(17,788)	—
Contributions	36,800	90,929

MEMBER'S EQUITY/(DEFICIT)
End of Year	$5,723	$(113)

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2022	2021
Net Loss	$(13,176)	$(38,040)

Operating expenses paid by member	—	45,350
Provision for credit losses	15,001	445

Change in assets and liabilities
Due from Connect Investment Corporation	(5,203)	(2,100)
Interest receivable	(20,011)	(831)
Accounts payable	(48)	(53,712)
Interest payable	13,713	503
Total adjustments to reconcile net loss	(11,549)	(56,140)

NET CASH USED IN OPERATING ACTIVITIES	$(9,724)	$(48,385)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from loan receivable redemptions	$660,000	$—
Purchases in loans	(3,200,500)	(131,000)

NET CASH USED IN INVESTING ACTIVITIES	$(2,540,500)	$(131,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sales of CD payable	$3,717,525	$148,238
Payments on redemptions of CD payables	(1,094,814)	(4,000)
Member contributions	36,800	45,579
Member distributions	(17,788)	—

NET CASH PROIVDED BY FINANCING ACTIVITIES	$2,641,723	$189,817

NET INCREASE IN CASH	91,499	10,432

CASH - at beginning of year	11,432	1,000

CASH - at end of year	$102,931	$11,432

Cash paid for interest	$76,120	$347

NON-CASH FINANCING ACTIVITIES:

Member contributions	$—	$45,350

See accompanying notes to financial statement

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Connect Invest II LLC, (hereinafter, the Company), is presented to assist in understanding the Company’s financial statements. The financial statements and notes are the representation of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Liquidity - Management believes the Company will have sufficient liquidity for at least one year from the issuance date of the financial statement through financing provided by the Company's member.

Business Activities - The Company is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and acquires real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The Company commenced planned principal operations on July 1, 2021. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada and Utah.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition - The Company recognizes revenue when earned according to the terms of the loans. The Company earns revenue from interest income on loans it participates in as an investor. Interest income is recognized over the life of the loans and recorded on the accrual basis.

The Company has $2,671,500 and $131,000 in loans receivable, through trust deeds at Ignite Funding, LLC, at December 31, 2022 and 2021, respectively. Interest income earned totaled $143,458 and $1,510 for the years ended December 31, 2022 and 2021, respectively.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Interest Receivable – The Company made the accounting elections of ASC 326-20-30-5A and ASC 326-20-35-8A. At the class of financing receivable level, the Company elected to write off the uncollected accrued in interest receivable balance by reversing interest income in a timely manner and not to measure any allowance for credit losses for accrued interest receivables.

Fair Value of Financial Instruments, and Accounts Payable - The carrying amounts of cash, short- term instruments, loans receivable, CD payables and accounts payable approximated fair value due to the short maturity of those instruments.

Limited Liability Company - The Company is organized as a limited liability company with a single class of membership interests. The member is not liable for the debts, obligations, or liabilities of the Company.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Loans Receivable - The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Allowance for Credit Losses - Loans - The Company invests in first position trust deeds with Ignite Funding, LLC (Ignite).

The Company has observed Ignite’s portfolio over the past ten years as it has similar risk characteristics.  Management believes that Ignite’s most recent ten year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Ignite’s historical credit loss rate for the most recent ten year period is 0.31% and 0.34% as of December 31, 2022 and 2021, respectively. The Company has also observed the loss rates of comparable financial institutions. The Company uses these historical data points to develop their allowance. Reasonable and supportable forecasts were considered in this analysis.

Management considered significant factors that could affect the expected collectability of the amortized cost basis of the portfolio and determined that the primary factors are real estate values and unemployment rates. As part of this analysis, the Company observed that real estate values in the community have increased, and the unemployment rates have decreased as of the current reporting period date.

Based on current conditions and reasonable and supportable forecasts, the Company expects that the current interest rate environment will start to stabilize over the next two quarters, and inflation should start to slowly decrease towards the 2% desired by the Fed over the next two years. In addition, with banks continuing to tighten underwriting the Company is seeing a better pool of loans to choose from even as the underwriting has tightened. Even though the real estate market continues to show some softness, especially in the office area management believes that going forward it creates a great opportunity for the program.

The expected loss rate applied to the amortized cost basis of the loan portfolio is 0.62% and 0.34% as of December 31, 2022 and 2021, respectively, and there is no adjustment for the current conditions and reasonable and supportable forecast. Accordingly, the allowance for expected credit losses at December 31, 2022 and 2021 totaled $15,446 and $445, respectively.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

The following is an analysis of the allowance for credit losses for loans receivable for the years ended December 31:

	2022	2021
Balance at beginning of year	$445	$—

Provision for credit losses	15,001	445

Balance at end of year	$15,446	$455

The Company similarly analyzes credit risk between commercial or residential loan categories. The loan originator and servicer provide the underwritten loan documents to the Company to further review for the internal analysis. The Company reviews the loan to value and loan to costs which are provided in the underwritten documents. The ratios are taken into consideration when conducting internal analysis. The Company does not use credit quality indicators.

If there is a problem in relation to a loan or a borrower, Ignite Funding will notify the Company immediately.

Determining if a loan is past due reverts to the individual loan documents. The documents have specific set parameters agreed to by the borrower. If payment is not met anytime due to the terms of the agreement, the loan will be put in the past due status.

The Company has elected to not measure an allowance for credit losses for accrued interest receivable and has elected to write off noncollectable accrued interest receivables by reversing interest income or recognizing credit loss expense or a combination of both.

On December 16, 2022, the majority investor approved filing Notices of Default due to delinquency of interest payments for two loans. As of December 31, 2022 and 2021, the amount of loan receivables in default was $175,000 and $-0-, respectively.

Cash - The Company has concentrated its credit risk for cash by maintaining bank accounts in financial institutions located in the Las Vegas, Nevada area. During the years ended December 31, 2022 and 2021, these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on deposit in each financial institution. At December 31, 2022 and 2021, the Company’s uninsured cash totaled $-0-.

CD Payables - CD Payables are recorded at their cost value and categorized based on their respective maturity dates.

Income Taxes - The Company for tax purposes is a single member limited liability company, taxed as a disregarded entity on the cash basis of accounting. As a disregarded entity, the Company’s items of income and deductions are reported on the member’s individual income tax return each year as earned, and thus pays no federal income tax itself.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Advertising - Advertising costs are charged to operations when incurred. For the years ended December 31, 2022 and 2021, the amount charged as advertising expense was $200 and $600,

respectively.

NOTE 2 – LOANS RECEIVABLE:

The Company records its investments in loans receivable at amortized cost. The interest rates range from 10% to 13.75%. The payments on the loans are interest only with a balloon payment of principal payable in full at the end of the term of the loan. Except for the defaulted notes disclosed in Note 1, no loans were past due or not accruing interest as of December 31, 2022 and 2021.

NOTE 3 – CD PAYABLES:

CD payables consists of three, six, nine, twelve, and twenty-four month notes with interest rates ranging from 3% to 9%. The payments on the CD payables are interest only with a balloon payment of principal payable in full at the term for the loan. As of December 31, 2022 and 2021, the balance of CD payables totaled $2,766,949 and $144,238, respectively. The scheduled maturities of CD payables as of December 31, 2022 is as follows:

Maturity Year	Amount
2023	$1,991,575
2024	767,071
2025	8,303
$2,766,949

The interest rates by CD payables are as follows:

	Issued in 2021	Issued in 2022
CD Type	Interest Rate	Interest Rate
3-Month	3.0%	N/A
6-Month	4.5%	7.5%
9-Month	6.5%	N/A
12-Month	N/A	8.0%
24-Month	N/A	9.0%

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 4 – RELATED PARTY TRANSACTIONS:

The Company invests in real estate loans that are originated and serviced by Ignite Funding, LLC, (Ignite) a related party. As of December 31, 2022 and 2021, the Company had $2,671,500 and $131,000, respectively, in loans receivable serviced by Ignite. The Company has entered into a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies. The Company paid iManagement fees of $12,326 and $68 for the years ended December 31, 2022 and 2021, respectively.

The sole member of the Company paid certain operating expenses on behalf of the Company through non-cash contributions, in the amount of $45,350, during the year ended December 31, 2021.

NOTE 5 – SUBSEQUENT EVENTS:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 27, 2023, the date that the financial statements were available to be issued.

Item 8.	Exhibits

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest II LLC*
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC*
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)*
3.2	Form of Note Purchase Agreement*
6.1	Form of Security Agreement*
6.2	Form of Management Agreement*
11.1	Consent of RubinBrown LLP**

* Previously filed.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in Las Vegas, Nevada on April 27, 2023.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
Name: Todd B. Parriott
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer
Todd B. Parriott	(Principal Executive Officer)	April 27, 2023

/s/ Mason Weiler	Vice President-Accounting	April 27, 2023
Mason Weiler	(Principal Financial Officer and
Principal Accounting Officer)